UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F
                                                 ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

                The following are included in this Report on Form 6-K:

                1. Press Release dated August 18, 2003.







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
MEDIA RELEASE

2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9


             HEMOSOL ANNOUNCES SECOND QUARTER 2003 FINANCIAL RESULTS

Independent safety review of HLK213 cardiac trial complete, next steps announced

TORONTO, ON, AUGUST 14, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced financial results for the second quarter ended June 30, 2003 and released findings from its investigation into data from the Company's HLK213 cardiac surgery trial involving the use of HEMOLINK(TM) [hemoglobin raffimer].

In June of 2003, Hemosol announced that an Independent Safety Review Committee
(ISRC) had been created to review the safety data from HLK213. The ISRC has completed its review and has produced its preliminary report confirming Hemosol's observation of a higher incidence of myocardial infarction (MI) associated with HEMOLINK in the HLK213 trial.

"While the study included a limited number of patients, there was no apparent difference in mortality or length of hospital stay between the HEMOLINK group and the control group. As a result, the long term effect of this finding is not known," stated Dr. Michael Shannon, Vice President of Medical Affairs at Hemosol.

The ISRC has recommended that Hemosol conduct further non-clinical studies to determine the mechanism of the observed effect, before re-initiating the HEMOLINK clinical program.

"We believe that we know how to address this issue but need to perform some non-clinical research to confirm our understanding," said Lee Hartwell, Chief Executive Officer of Hemosol. "As we go through this process, which is necessary before resuming clinical trials, we will keep our shareholders informed of material information."

The process will also involve a continued dialogue with appropriate regulatory agencies, after which the Company will be better positioned to determine the future clinical development of HEMOLINK. The Company has significant knowledge in the area of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anaemia caused by chemotherapy or blood replacement for patients with life threatening blood loss.

"This is a very difficult time for the Company given our limited financial resources," continued Hartwell. "However, the Company has a robust early stage pipeline and valuable manufacturing assets coupled with expertise in process development and manufacturing which we believe will be an attractive package to potential investors and prospective partners."

FINANCIAL RESULTS

Unless otherwise stated, all dollar amounts presented herein are Canadian dollars.

The Company's net loss decreased to $9.6 million, or ($0.21) per share for the quarter ended June 30, 2003, from $19.9 million or ($0.47) per share for the quarter ended June 30, 2002. The net loss for the first six months was $20.0 million ($0.43 per share) versus $31.7 million ($0.75 per share) in the prior


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
year period. This decrease resulted from cost saving plans implemented in both June 2002 and April 2003 and from the Company's decision to suspend all clinical trials while a review of data from the HLK 213 trial is underway.

At June 30, 2003 Hemosol had $0.9 million of cash and cash-equivalents. The Company expects that its cash resources, including the remainder of its $20 million credit facility, will be sufficient to fund anticipated operating and capital expenditures through the end of 2003. To preserve cash, the Company has successfully implemented a number of cost savings measures to reduce its monthly burn rate to approximately $1.0 million. The Company's ability to continue as a going concern beyond that time is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives and will provide shareholders with further information if definitive arrangements are made.

Total operating expenses for the quarter ended June 30, 2003 decreased 50% to $8.0 million from $15.5 million for the quarter ended June 30, 2003, bringing operating expenses for the six months ending June 30, 2003 to $17.0 million versus $27.1 million in the prior year. This decrease resulted from cost savings plans implemented in both June 2002 and April 2003 that have reduced the monthly burn-rate to approximately $1.0 million. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the period.

Interest expense of $254,000 was incurred for the quarter ended June 30, 2003 versus interest income of $259,000 for the quarter ended June 30, 2002. Interest expense for the six months ending June 30, 2003 was $222,000 versus interest income of $477,000 in the prior year period. The increase in interest expense was due to the Company drawing down funds from its $20 million credit facility as well as lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates.

Amortization of deferred charges increased from $0.2 million for the quarter ended June 30, 2002 to $1.3 million for the quarter ended June 30, 2003. Amortization of deferred charges for the first six months of 2003 was $2.5 million compared to $0.6 million in the prior year. The change relates to the deferred charges associated with the $20 million credit facility a significant portion of which were non-cash charges related to the issuance of warrants.

The Company incurred a total of $6.3 million in capital expenditures during the quarter ended June 30, 2003, bringing capital expenditures for the six months ending June 30, 2003 to $8.2 million versus $13.0 million in the first six months of 2002. Of this, $6.1 million related to the new Meadowpine facility and $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $89.4 million at June 30, 2003, of which $87.1 million relates to the new facility.

The Board of Directors has appointed Lee Hartwell as the Company's new President and Chief Executive Officer to guide Hemosol through its restructuring period. Mr. Hartwell has also been elected as a Director of the Company and retains his position as Chief Financial Officer. He has held the title of Interim CEO since the death of the Company's previous president, John Kennedy.

FINANCIAL STATEMENTS TO FOLLOW:


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
HEMOSOL INC.
CONSOLIDATED BALANCE SHEET



                                                                                             June 30,                  December 31,
                                                                                                 2003                          2002
(THOUSANDS OF CANADIAN DOLLARS)                                                             unaudited                       audited
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                                                         909                        17,579
Cash held in escrow                                                                                 -                         5,000
Amounts receivable and other assets                                                               911                         1,077
Inventory and supplies                                                                          2,303                         2,877

------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            4,123                        26,533
------------------------------------------------------------------------------------------------------------------------------------

OTHER
Capital assets, net                                                                            89,422                        88,907
Patents and trademarks, net                                                                     2,204                         2,176
Deferred charges, net                                                                           4,192                         6,696

------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                             95,818                        97,779
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               99,941                       124,312
------------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                                        2,889                        15,249
Debentures payable                                                                                  -                         5,000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       2,889                        20,249
------------------------------------------------------------------------------------------------------------------------------------

LONG TERM
Long term loan payable                                                                         13,000                             -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL  LIABILITIES                                                                             15,889                        20,249
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                                                 336,289                       336,289
Contributed surplus                                                                             8,535                         8,535
Deficit                                                                                      (260,772)                     (240,761)

------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                     84,052                       104,063
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               99,941                       124,312
------------------------------------------------------------------------------------------------------------------------------------


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
HEMOSOL INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT unaudited



                                                        THREE MONTH PERIOD ENDED                  SIX MONTH PERIOD ENDED
                                                        ------------------------                  ----------------------
                                                      June 30,                June 30,        June 30,                June 30,
(THOUSANDS OF CANADIAN DOLLARS,                         2003                    2002            2003                    2002
EXCEPT FOR SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                              2,225                   5,370           5,713                   9,547
   Regulatory and clinical                             1,854                   5,380           4,760                   8,631
-----------------------------------------------------------------------------------------------------------------------------

Total research and development                         4,079                  10,750          10,473                  18,178
Administration                                         2,566                   1,877           3,687                   3,651
Marketing and business development                       542                   2,298           1,422                   4,003
Support services                                         843                     551           1,427                   1,261
                                                       8,030                  15,476          17,009                  27,093
-----------------------------------------------------------------------------------------------------------------------------

Loss from operations                                  (8,030)                (15,476)        (17,009)                (27,093)
Amortization of deferred charges                      (1,271)                   (202)         (2,495)                   (562)
Write off of deferred charges                              -                  (3,072)              -                  (3,072)
Interest income (expense)                               (254)                    259            (222)                    477
Foreign currency translation loss                        (69)                 (1,432)           (285)                 (1,422)
-----------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                              (9,624)                (19,923)        (20,011)                (31,672)
Provision for income taxes                                 -                       -               -                       -
-----------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                               (9,624)                (19,923)        (20,011)                (31,672)

Deficit, beginning of period                        (251,148)               (195,607)       (240,761)               (183,858)
Share issue costs                                          -                  (2,009)              -                  (2,009)

DEFICIT, END OF PERIOD                              (260,772)               (217,539)       (260,772)               (217,539)
-----------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER
COMMON SHARE                                           (0.21)                  (0.47)          (0.43)                  (0.75)
-----------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                     46,103                  41,962          46,103                  41,955
-----------------------------------------------------------------------------------------------------------------------------


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
HEMOSOL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
unaudited


                                                             THREE MONTH PERIOD ENDED                  SIX MONTH PERIOD ENDED
                                                             ------------------------                  ----------------------
                                                          June 30,               June 30,              June 30,           June 30,
(THOUSANDS OF CANADIAN DOLLARS)                               2003                   2002                 2003               2002
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                     (9,624)               (19,923)             (20,011)           (31,672)
Add (deduct) items not requiring
   an outlay of cash
         Foreign currency translation loss                      69                  1,432                  285              1,422
         Amortization of deferred charges                    1,271                    202                2,495                562
         Write off of deferred charges                           -                  3,072                    -              3,072
         Amortization of capital assets
            patents and trademarks                             628                    731                1,256              1,269
                                                            (7,656)               (14,486)             (15,975)           (25,347)
----------------------------------------------------------------------------------------------------------------------------------

Net change in non-cash working capital
  balances related to operations                            (1,710)                (1,902)              (5,126)           (10,893)
----------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                           (9,366)               (16,388)             (21,101)           (36,240)
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Patent and trademark costs                                     (52)                   (48)                 (95)               (80)
Purchase of capital assets                                  (6,327)                (8,797)              (8,160)           (13,017)
Sale of short-term investments                                   -                      -                    -             67,052
----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                                       (6,379)                (8,845)              (8,255)            53,955
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds on issuance of common shares                            -                 22,766                    -             22,824
Proceeds from long term loan                                 3,000                      -               13,000                  -
Deferred charges                                                 -                      -                  (29)                 -
Share issue costs                                                -                 (2,009)                   -             (2,009)
----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                        3,000                 20,757               12,971             20,815

Net increase (decrease) in cash
   and cash equivalents                                    (12,745)                (4,476)             (16,385)            38,530
Effect of exchange rate changes on cash
  and cash equivalents                                         (69)                (1,432)                (285)            (1,422)
Cash and cash equivalents,
   beginning of period                                      13,723                 45,801               17,579              2,785
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                               909                 39,893                  909             39,893
----------------------------------------------------------------------------------------------------------------------------------


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

ABOUT HEMOSOL INC.

Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.


For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contact:          JASON HOGAN
                  Investor Relations
                  416 361 1331
                  800 789 3419
                  416 815 0080 fax
                  ir@hemosol.com
                  www.hemosol.com
                  ---------------


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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEMOSOL INC.



Date:      August 19, 2003          By:  /s/  Lee D. Hartwell
                                       -----------------------------------------
                                        Name:   Lee D. Hartwell
                                        Title:  Chief Financial Officer and
                                                Vice-President Corporate
                                                Development







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